FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(U.S. dollars in millions, except earnings (loss) per share)

(Unaudited)

	Three Months Ended March 31,
	2007	2006
Net sales	$2,080	$1,673
Cost of sales	1,043	949

Gross profit	1,037	724
Research and development expenses	135	103
Selling, general and administrative expenses	456	316
Acquisition of research and development in process	—	1,248
Restructuring expenses	—	3

Operating income (loss)	446	(946)
Financial expenses – net	28	14

Income (loss) before income taxes	418	(960)
Provision for income taxes	75	48

	343	(1,008)
Minority interests in profits of subsidiaries – net	1	1

Net income (loss)	$342	$(1,009)

Earnings (loss) per share:
Basic	$0.45	$(1.40)

Diluted	$0.42	$(1.40)

Weighted average number of shares (in millions):
Basic	764	722

Diluted	827	722

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	March 31, 2007	December 31, 2006
	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	$1,176	$1,332
Short-term investments	1,167	712
Accounts receivable – trade	2,772	2,922
Inventories	2,084	1,879
Prepaid expenses and other current assets	822	795

Total current assets	8,021	7,640
Investments and other non-current assets	686	613
Property, plant and equipment, net	2,288	2,193
Intangible assets	1,958	1,987
Goodwill	8,074	8,038

Total assets	$21,027	$20,471

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term credit	$1,521	$742
Accounts payable and accruals	3,120	3,329

Total current liabilities	4,641	4,071
Long-term liabilities:
Deferred and other income taxes liabilities	800	486
Employee related obligations	156	152
Senior notes, loans and other liabilities	2,123	2,127
Convertible senior debentures	1,883	2,458

Total long-term liabilities	4,962	5,223

Total liabilities	9,603	9,294

Minority interests	36	35

Shareholders’ equity:
Ordinary Shares of NIS 0.10 par value; March 31, 2007 and December 31, 2006: authorized -1,500 million shares; issued and outstanding 796 million shares and 793 million shares, respectively	46	46
Additional paid-in capital	7,955	7,877
Retained earnings	3,668	3,398
Accumulated other comprehensive income	701	651
Treasury shares—March 31, 2007 and December 31, 2006 – 40 million ordinary shares and 35 million ordinary shares, respectively	(982)	(830)

Total shareholders’ equity	11,388	11,142

Total liabilities and shareholders’ equity	$21,027	$20,471

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

(Unaudited)

	Three months ended March 31,
	2007	2006
Cash flows from operating activities:
Net income (loss)	$342	$(1,009)
Adjustments to reconcile net income (loss) to net cash provided from operations:
Depreciation and amortization	137	87
Deferred income taxes—net	19	(47)
Acquisition of research and development in process	—	1,248
Stock-based compensation	18	14
Decrease in accounts receivable	258	100
Decrease (increase) in inventories	(195)	9
Decrease in account payable and accruals	(91)	(118)
Other items—net	11	4

Net cash provided by operating activities	499	288

Cash flows from investing activities:
Purchase of property, plant and equipment	(156)	(72)
Acquisition of subsidiary, net of cash acquired	—	(3,556)
Proceeds from sale of long-term investments	47	2
Purchase of long-term investments and other assets	(170)	(108)
Net decrease (increase) in short-term investments	(389)	558
Other items—net	(29)	(8)

Net cash used in investing activities	(697)	(3,184)

Cash flows from financing activities:
Proceeds from exercise of options by employees	36	47
Purchase of treasury shares	(152)	*
Proceeds from issuance of convertible senior debentures	—	1,375
Excess tax benefit on options exercised	13	19
Proceeds from long-term loans and other long-term liabilities received	1	1,490
Discharge of long-term loans and other long-term liabilities	(9)	(7)
Net increase (decrease) in short-term credit	220	(285)
Dividends paid	(72)	(55)
Other items –net	(1)	*

Net cash provided by financing activities	36	2,584

Translation differences on cash balances of certain subsidiaries	6	4

Net decrease in cash and cash equivalents	(156)	(308)
Balance of cash and cash equivalents at beginning of period	1,332	1,276

Balance of cash and cash equivalents at end of period	$1,176	$968

*	Represents an amount of less than $ 1 million

Supplemental disclosure of non-cash investing and financing activities:

On January 26, 2006, the Company completed the acquisition of Ivax Corporation for a total consideration of $7.9 billion. An aggregate amount of $4.1 billion of Teva shares and stock options were issued as part of the consideration for the acquisition.

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 – Basis of presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis, except for the accounting for uncertainty in income taxes, as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial position and results of operations of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”). These consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006, as filed with the Securities and Exchange Commission. The results of operations for the three months ended March 31, 2007 are not necessarily indicative of results that could be expected for the entire fiscal year.

NOTE 2 – Accounting for uncertainty in income taxes

Effective January 1, 2007, the Company adopted FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FAS 109”, which was issued in July 2006. FIN 48 clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company’s accounting policy, pursuant to the adoption of FIN 48, is to classify interest and penalties recognized in the financial statements relating to uncertain tax positions, under provision for income taxes.

The adoption resulted in a reclassification of certain tax liabilities from current to non-current and no material cumulative impact to retained earnings. The total amount of unrecognized tax benefits as at the date of adoption of FIN 48 amounted to $278 million, of which $220 million would affect the effective tax rate if recognized. No significant increase or decrease in the unrecognized tax benefit is anticipated through December 31, 2007. As of the date of adoption, the tax years that remain subject to examination by tax authorities in major jurisdictions where Teva operates, are mainly between years 2003 and 2006.

NOTE 3 – Earnings/loss per share:

Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of ordinary shares (including special shares exchangeable into ordinary shares) outstanding during the period, net of treasury shares.

In computing diluted earnings per share for the three months ended March 31, 2007, basic earnings per share was adjusted to take into account the potential dilution that could occur upon: (1) the conversion of the convertible senior debentures and subordinated notes, using the if-converted method, by adding to net income interest expense on these debentures and subordinated notes, and amortization of issuance costs, net of tax benefits, and by adding to the number of shares the weighted average number of shares issuable upon assumed conversion of these debentures and subordinated notes; and (2) the exercise of options and restricted stock units (“RSUs”) granted under employee stock compensation plans, using the treasury stock method.

Due to the loss incurred during the three months ended March 31, 2006, in computing diluted loss per share for that period, no account was taken of the potential dilution that could occur upon the conversion of the convertible senior debentures and subordinated notes, and the exercise of options and RSUs granted under employee stock compensation plans, since they had an antidilutive effect on the loss per share.

NOTE 4 – Inventories:

Inventories consisted of the following:

	March 31, 2007	December 31, 2006
	U.S. $ in millions
	Unaudited	Audited
Raw and packaging materials	$507	$477
Products in process	344	279
Finished products	1,203	1,097

	2,054	1,853
Materials in transit and payments on account	30	26

	$2,084	$1,879

NOTE 5 – Accounts payable and accruals:

Accounts payable and accruals include sales reserves and allowances which amounted to $1,654 million and $1,556 million as at March 31, 2007 and December 31, 2006 respectively.

Accounts payable also include restructuring provisions consequent to the acquisition of Ivax, mainly related to severance pay, termination of agreements and tax related provisions. These amounted to $170 million of which an amount of $71 million has been paid through March 31, 2007. Ivax has terminated the employment of approximately 63% of the 2,800 employees whose employment was to be terminated.

NOTE 6 – Revenue recognition:

Revenue is recognized when title and risk and rewards for the products are transferred to the customer, with provisions for estimated chargebacks, returns, customer volume rebates, discounts and shelf stock adjustments established concurrently with the recognition of revenue, and deducted from sales.

Provisions for chargebacks, returns, rebates and other promotional items are included in “Accounts payable and accrued expenses” under current liabilities. Prompt payment discounts are netted against “Accounts receivable—trade.”

The calculation is based on historical experience and the specific terms in the individual agreements. Chargebacks are the largest component of sales reserves. Provisions for estimating chargebacks are determined using historical chargeback experience, or expected chargeback levels and wholesaler sales information for new products, which are compared to externally obtained distribution channel reports for reasonableness. Shelf-stock adjustments are granted to customers based on the existing inventory of a customer following decreases in the invoice or contract price of the related product. Where there is a historical experience of Teva’s agreeing to customer returns, Teva records a reserve for estimated sales returns by applying historical experience of customer returns to the amounts invoiced and the amount of returned products to be destroyed versus products that can be placed back in inventory for resale.

NOTE 7 – Comprehensive income:

Comprehensive income (loss) is as follows:

	Three months ended March 31,
	U.S. $ in millions
	2007	2006
Net income (loss)	$342	$(1,009)
Other comprehensive income (loss), net of tax:
Unrealized gain from available-for-sale securities , net of tax	7	3
Currency translation adjustment, net of tax	43	(23)

	$392	$(1,029)

NOTE 8 – Financial information by business segment:

a. Financial data relating to reportable operating segments:

	Pharmaceutical	API*	Total
Three months ended March 31, 2007:
Net sales:
To unaffiliated customers	$1,932	$148	$2,080
Intersegment	—	189	189

Total net sales	$1,932	$337	$2,269

Operating income	$355	$125	$480

Depreciation and amortization	$110	$22	$132

Three months ended March 31, 2006:
Net sales:
To unaffiliated customers	$1,524	$149	$1,673
Intersegment	**	219	219

Total net sales	$1,524	$368	$1,892

Operating income (loss) ***	$(1,057)	$198	$(859)

Depreciation and amortization	$68	$17	$85

*	Active Pharmaceutical Ingredients
**	Represents an amount of less than $ 1 million
***	Operating loss for the three months ended March 31, 2006 of the pharmaceutical segment, included an amount of $1,248 million acquisition of research and development in process and $3 million restructuring expenses.

b. Following is a reconciliation of operating income and assets of the reportable segments to the data included in the condensed consolidated financial statements:

	Three months ended March 31,
	U.S. $ in millions
	2007	2006
Total operating income (loss):
Reportable segments	$480	$(859)
Amounts not allocated to segments:
Profits not yet realized	2	(72)
General and administration expenses	(33)	(13)
Other expenses	(3)	(2)
Financial expenses – net	(28)	(14)

Consolidated income (loss) before income taxes	$418	$(960)

NOTE 9 – Recently issued accounting pronouncements:

In September 2006, the FASB issued FAS 157, “Fair Value Measurements”. This Standard establishes a framework for measuring fair value and expands related disclosure requirements; however it does not require any new fair value measurement. As applicable to Teva, this statement will be effective as of the year beginning January 1, 2008. Teva is currently evaluating the impact that the adoption of FAS 157 would have on its consolidated financial statements.

In February 2007, the FASB issued FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This Standard permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. As applicable to Teva, this statement will be effective as of the year beginning January 1, 2008. Teva is currently evaluating the impact that the adoption of FAS 159 would have on its consolidated financial statements.

NOTE 10 – Commitments and Contingencies:

General

From time to time, Teva and its subsidiaries are subject to legal claims for damages and/or equitable relief arising in the ordinary course of business. In addition, as described below, in large part as a result of the nature of its business, Teva is frequently subject to patent litigation. Teva believes it has meritorious defenses to the actions to which it is a party and expects to pursue vigorously the defense of each of the ongoing actions described below. Based upon the status of these cases, the advice of counsel, management’s assessment of such cases and potential exposure involved relative to insurance coverage, except as otherwise noted below, no provision has been made in Teva’s financial statements for any of such actions. Teva believes that none of the proceedings described below will have a material adverse effect on its financial condition; however, if one or more of such proceedings were to result in judgments against Teva, such judgments could be material to its results of operations in a given period.

From time to time, Teva seeks to develop generic products for sale prior to patent expiration in various territories. In the United States, to obtain approval for most generic products prior to the expiration of the originator’s patent(s), Teva must challenge the patent(s) under the procedures set forth in the Hatch-Waxman Act of 1984, as amended by the Medicare Prescription Drug Improvement and Modernization Act of 2003. To the extent that it seeks to utilize such patent challenge procedures, Teva is and expects to be involved in patent litigation regarding the validity, enforceability or infringement of the originator’s patent(s). Teva may also be involved in patent litigation involving the extent to which alternate manufacturing process techniques may infringe originator or third-party process patents. Additionally, depending upon a complex analysis of a variety of legal and commercial factors, Teva may, in certain circumstances, elect to market a generic product even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent Teva elects to proceed in this manner, it could face substantial liability for patent infringement if the final court decision is adverse to Teva. Although the underlying generic industry legislation, as well as the patent law, is different in other countries where Teva does business, from time to time Teva is also involved in litigation regarding corresponding patents in those countries. Except as described below, Teva does not have a reasonable basis to estimate the loss, or range of loss, that is reasonably possible with respect to such patent infringement cases. However, if Teva were to be required to pay damages in any such case, courts would generally calculate the amount of any such damages based on a reasonable royalty or lost profits of the patentee. If damages were determined based on lost profits, the amount would be related to the sales of the branded product. In addition, the launch of an authorized generic and other generic competition may be relevant to the damages estimation.

Teva’s business inherently exposes it to potential product liability claims. Teva believes that it maintains product liability insurance coverage in amounts and with provisions that are reasonable and prudent in light of its business and related risks. However, Teva sells, and will continue to sell, pharmaceutical products that are not covered by insurance and accordingly may be subject to claims that are not covered by insurance as well as claims that exceed its policy limits. Product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain. As a result, Teva may not be able to obtain the type and amount of coverage it desires.

In connection with third-party agreements, Teva may under certain circumstances be required to indemnify, and may be indemnified by, in unspecified amounts, the parties to such agreements against third-party claims. Except as aforementioned, as of March 31, 2007, Teva is not aware of any material pending claims for indemnification with respect to these types of actions.

Product Liability Matters

Teva is a manufacturer of Adipex-P brand phentermine hydrochloride, and its subsidiary Ivax was a distributor of brand equivalent versions of phentermine. Each of these entities has been sued in both class actions and individual lawsuits relating to the alleged negative health effect of phentermine and fenfluramine. While neither drug had been indicated or approved for combination use by the FDA, physicians sometimes prescribed the two together in a combination treatment for weight control known as “fen-phen.” Plaintiffs have filed lawsuits from August 1997 to the present in a variety of state and federal jurisdictions seeking monetary damages in unspecified amounts. The federal actions have been consolidated for pretrial purposes in the United States District Court for the Eastern District of Pennsylvania in a multidistrict litigation proceeding. Of the thousands of cases naming Teva or Ivax as a defendant, all but a few have been dismissed to date, and the remainder are expected to be dismissed. No damages have been paid to date in any of the cases.

On April 5, 2001, a claim was filed against Teva in the Tel Aviv District Court with respect to the use of a pharmaceutical product known as “Chorigon Ampoules 5000 Units.” The plaintiffs claim that they were administered with allegedly defective ampoules of the product during the course of an in vitro fertilization treatment, resulting in the failure of the treatment and causing financial damages and mental anguish. The plaintiffs have filed a petition to certify the claim as a class action, which has not yet been decided.

Intellectual Property Proceedings

In May 2003, Teva commenced sales of its 7.5 mg and 15 mg moexipril hydrochloride tablets, which are AB-rated to Schwarz Pharma’s Univasc® tablets. Teva had previously obtained summary judgment of non-infringement as to the one patent, but that decision was later vacated on appeal. Following the filing of Schwarz Pharma’s motion for a preliminary injunction, on September 12, 2004, Teva entered into an agreement with Schwarz whereby Teva agreed to suspend all manufacturing and selling of its moexipril hydrochloride tablets pending the outcome of litigation between the two companies in the District Court, patent expiration or a court order. On August 11, 2005, following a reversal and remand by the United States Court of Appeals for the Federal Circuit in a related patent dispute regarding Teva’s quinapril hydrochloride products, the United States District Court for the District of New Jersey vacated certain of its prior summary judgment rulings against Teva. No trial date has been scheduled in the moexipril litigation, but trial in the quinapril case, following remand, concluded on May 3, 2007. The patent at issue expired on February 24, 2007. Were Schwarz Pharma ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages. An appropriate provision for this matter has been included in the accounts. Also, on January 28, 2005, Pfizer sued both Ranbaxy and Teva on the same patent at issue in the above-noted litigations in relation to Ranbaxy’s quinapril product, which Teva distributed for Ranbaxy pursuant to an agreement between the parties. On November 22, 2005, the Federal Circuit affirmed the preliminary injunction that was entered by the District Court with respect to Ranbaxy’s quinapril product. Pfizer’s patent, which expired in February 2007, has been granted a six-month pediatric extension for quinapril. Ranbaxy has been indemnifying Teva in connection with legal fees incurred by Teva in this quinapril litigation. Were Pfizer ultimately to prevail, Teva could be called upon to pay damages for its sales of this product and it would then seek appropriate indemnification from Ranbaxy pursuant to the terms of its agreement with Ranbaxy.

In October 2004, Alpharma and Teva launched their 100 mg and 400 mg gabapentin capsule products and, in December 2004, Alpharma and Teva launched their 600 mg and 800 mg gabapentin tablet products. Gabapentin capsules and tablets are the AB-rated generic versions of Pfizer’s anticonvulsant Neurontin® capsules and tablets, which had annual sales of approximately $2.7 billion for the twelve months ended September 2004. Teva’s subsidiary Ivax also launched its non-AB rated tablets in August 2004 and its AB-rated capsules and tablets in March and April 2005, respectively. On August 23, 2005, the United States District Court for the District of New Jersey granted summary judgment in favor of Teva, Alpharma and Ivax. Pfizer has appealed this summary judgment ruling. The patent at issue expires in 2017. Were Pfizer ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages and be enjoined from selling that product. Pursuant to the terms of the agreement with Alpharma, were Pfizer to be successful in its allegation of patent infringement against Alpharma, Teva may also be required to pay damages related to a portion of the sales of Alpharma’s gabapentin products.

In September and November 2004, Teva commenced sales of Impax Laboratories’ 20 and 10 mg omeprazole delayed release capsules, respectively, which are AB-rated to AstraZeneca’s Prilosec® capsules. Prilosec® had sales for the 10 mg capsule of $30 million and 20 mg capsule sales of approximately $532 million, both for the twelve months ended June 2004. As provided for in a strategic alliance agreement between Impax and Teva, the parties agreed to certain risk-sharing arrangements relating to the omeprazole launch. Trial of AstraZeneca’s patent infringement litigation against Impax relating to its omeprazole capsules concluded on June 15, 2006, and Impax has moved to dismiss the complaint for lack of jurisdiction, as the patents at issue expired on April 20, 2007. Trial against Teva with respect to the launch of omeprazole capsules is not yet scheduled. Were AstraZeneca ultimately to be successful in its allegation of patent infringement, Teva and Impax could be required to pay damages related to a portion of the sales of Impax’s omeprazole capsules.

In September 2005, pursuant to an agreement with Barr Pharmaceuticals, Inc., Teva launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated to Aventis Pharmaceuticals’ Allegra® tablets. Allegra® tablets had annual sales of approximately $1.4 billion, based on IMS data for the twelve months ended June 2005. Aventis has brought patent infringement actions against Teva and its API supplier in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents and two API patents at issue in the litigation, and the latest of these patents expires in 2017. Teva has obtained summary judgment as to each of the formulation patents. On November 8, 2006, the United States Court of Appeals for the Federal Circuit affirmed the District Court’s denial of Aventis’ motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and on one of the API patents, finding that patent likely to be not infringed. A trial has not been scheduled. On November 14, 2006, Aventis sued Teva in the United States District for the Eastern District of Texas on a polymorph patent, which expires in 2014. Teva and/or its API supplier are also involved in patent litigation in Canada, Italy and Israel with respect to this product. Were Aventis ultimately to be successful in its allegation of patent infringement, Teva and Barr could be required to pay damages related to a portion of the sales of Teva’s fexofenadine tablets and be enjoined from selling those products.

In December 2006, pursuant to agreements with Anchen Pharmaceuticals, Inc. and Impax Laboratories, Inc., Teva commenced sales of Impax’s 300 mg bupropion hydrochloride extended-release tablets, which are AB-rated to Biovail’s Wellbutrin XL® tablets, 300 mg. Wellbutrin XL® tablets, 300 mg, marketed by GlaxoSmithKline, had U.S. sales of approximately $972 million for the twelve months ended September 2006. Biovail had previously initiated a patent infringement lawsuit against Impax involving its Paragraph IV certification to a formulation patent, which expires in 2018. Impax filed a motion for summary judgment of non-infringement in that proceeding. On March 5, 2007 Teva announced that it had reached an agreement with Biovail regarding bupropion hydrochloride extended-release tablets for the U.S. market. The agreement resolved litigation between Teva’s supplier of the 300 mg product, Impax, and Biovail involving the formulation patent, as well as certain other regulatory litigation initiated by Biovail. The agreement also releases both Teva and Impax for past sales of that product. Teva will continue to market generic bupropion hydrochloride extended-release tablets, 300 mg, on an exclusive basis for six months from launch and on a non-exclusive basis thereafter. In addition, Teva received a license to sell bupropion hydrochloride extended-release tablets, 150 mg, in 2008 and possibly earlier under certain circumstances. The license is exclusive for six months from launch and non-exclusive thereafter. Teva plans to commercialize the 150 mg product by agreement with Anchen, which was awarded 180-day statutory exclusivity for the product. Annual brand product sales in the U.S. for that strength were approximately $800 million for the twelve months ended December 2006, based on IMS data.

In May 2007, Teva commenced sales of its 300 mg cefdinir capsule product and 125 and 250 mg cefdinir for oral suspension products. Cefdinir capsules and cefdinir for oral suspension are the AB-rated generic versions of Abbott’s antibiotic Omnicef®, which had annual sales of approximately $860 million for the twelve months ended December 2006. Teva is in litigation with Abbott in the United States District Court for the Northern District of Illinois with respect to a polymorph patent that expires in 2011. On May 3, 2007, the Court denied Abbott’s motion for a preliminary injunction, finding that Abbott was not likely to prevail on the merits based on the record before the Court. Were Abbott ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to sales of its cefdinir products and be enjoined from selling those products.

Commercial Matters

On April 21, 2004, Rhodes Technologies and Napp Technologies (“Rhodes/Napp”) filed a complaint in Massachusetts Superior Court, seeking an equal share of the value to Teva of the settlement of certain claims between GlaxoSmithKline and Teva relating to Teva’s nabumetone products. The allegations are based upon the termination of a nabumetone API supply agreement between Teva and Rhodes/Napp. Teva originally assessed the value of the product rights received in connection with the settlement at $100 million and subsequently recorded impairment charges of $52 million in the aggregate relating to this product. Oral argument on the parties’ cross-motions for summary judgment was held in April 2006. On April 5, 2007, the Court granted Teva’s motion for summary judgment, dismissing Rhodes/Napp’s claims against Teva. Rhodes/Napp’s time to appeal has not yet lapsed.

On July 18, 2006, Mutual Pharmaceuticals Company, Inc., AR Scientific, Inc. and AR Holding Company filed an action in the United States District Court for the Central District of California alleging that certain Teva subsidiaries falsely advertised that their quinine sulfate products had been approved by the FDA. The plaintiffs currently market a quinine sulfate product under the brand name “Qualaquin,” which Mutual introduced in July 2006. The plaintiffs’ complaint asserts claims under federal, state and common law for false advertising and unfair competition as well as claims of copyright infringement. On October 18, 2006, the Court enjoined Ivax Pharmaceuticals, Inc. from placing quinine sulfate on, and ordered the removal of pricing information for quinine sulfate, on any drug price list. Teva appealed this ruling. In December 2006, the FDA ordered all firms, including Teva USA, to cease manufacturing unapproved quinine sulfate on or after February 13, 2007 and to cease shipping such products on or after June 13, 2007. On April 19, 2007, the plaintiffs and Teva settled the litigation, and the complaint and Teva’s appeal were dismissed.

Environmental Matters

Teva’s subsidiaries in the United States and its territories are party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as the Superfund law, and other federal and similar state laws imposing liability for the investigation and remediation of releases of hazardous substances and for natural resource damages. These proceedings seek to require the generators of hazardous wastes disposed of at a third-party site, or the party responsible for a release of hazardous substances into the environment that impacted a site, to investigate and clean up the sites or to pay for such activities and any related damages to natural resources. Teva has been made a party to these proceedings, along with other potentially responsible parties, as an alleged generator of wastes that were disposed of or treated at third-party waste disposal sites, or as a result of an alleged release from one of Teva’s facilities or former facilities that may have adversely impacted a site. In each case, the government or private litigants allege that the responsible parties are jointly and severally liable for the investigation and cleanup costs. Although the liability among the responsible parties may be joint and several, these proceedings are frequently resolved so that the allocation of cleanup costs among the parties reflects the relative contributions of the parties to the site conditions and takes into account other equitable factors. Teva’s potential liability varies greatly at each of the sites in the proceedings; for some sites the costs of the investigation and cleanup have not yet been determined, and for others Teva’s allocable share of liability has not been determined. At other sites, Teva has been paying its share, but the amounts have not been, and are not expected to be, material.

While it is not feasible to predict the outcome of many of these proceedings brought by federal or state agencies or private litigants, Teva believes that such proceedings should not ultimately result in any liability that would have a material adverse effect on its financial position, results of operations, liquidity or capital resources. Teva has taken an active role in identifying and providing for these costs and such amounts do not include any reduction for anticipated recoveries of cleanup costs from insurers, former site owners or operators, or other recalcitrant potentially responsible parties.

Competition, Pricing and Regulatory Matters

In April 2006, Teva was sued, along with Cephalon, Inc., Barr Laboratories, Inc., Mylan Laboratories, Inc., Ranbaxy Laboratories Ltd. and Ranbaxy Pharmaceuticals, Inc., in a class action lawsuit filed in the United States District Court for the Eastern District of Pennsylvania. The case alleges generally that the settlement agreements entered into between the different generic pharmaceutical companies and Cephalon, in their respective patent infringement cases involving finished modafinil products, were unlawful because the settlement agreements resulted in the exclusion of generic competition. The case seeks unspecified monetary damages, attorneys’ fees and costs. The case was brought by King Drug Company of Florence, Inc. on behalf of itself and as a proposed class action on behalf of any other person or entity who purchased Provigil directly from Cephalon from January 2006 until the alleged unlawful conduct ceases. Similar allegations have been made in a number of additional complaints, including those filed on behalf of proposed classes of direct and indirect purchasers of the product and by Apotex, Inc. The Federal Trade Commission (“FTC”) has opened an investigation into these matters, and Teva intends to cooperate fully with the FTC.

Teva USA is a defendant, along with Biovail Corp. and Elan Corporation, plc, in several civil actions currently pending in the United States District Court for the District of Columbia. The cases allege generally that arrangements between Biovail and Elan relating to sales of nifedipine cc extended release tablets, in connection with which Teva USA acted as a distributor for Biovail, were unlawful under the federal antitrust laws. The challenged arrangements were previously the subject of a consent decree entered into by the FTC with Biovail and Elan, to which Teva USA was not a party. The cases seek unspecified monetary damages, attorneys’ fees and costs. Four of the cases were brought on behalf of alleged classes of persons who allegedly purchased nifedipine cc extended release tablets made by Elan or Biovail in the United States directly from Teva USA; two of the cases were brought individually by alleged direct purchasers. Teva and Teva USA are also defendants, along with Biovail and Elan, in a case pending in state court in San Joaquin County, California (the “California Action”) that was brought on behalf of an alleged class of persons that indirectly purchased nifedipine cc extended release tablets made by Elan or Biovail and sold in the United States by Teva USA. An agreement has been reached with the plaintiffs, subject to approval of the Court, to settle the California Action. An appropriate provision for the California Action has been included in these financial statements.

On February 25, 2003, two motions requesting permission to institute a class action were filed on behalf of all Quebec citizens in the Superior Court for the Province of Quebec against all major Canadian generic drug manufacturers, including Novopharm. The claimants seek damages based on alleged marketing practices of generic drug manufacturers in the Province of Quebec. On January 17, 2006, the Court denied the motions to authorize the class and dismissed the matters. The claimants have filed an appeal and a hearing is scheduled in 2007.

Teva USA, Sicor and Ivax (collectively, the “Teva parties”) are defendants in a number of cases pending in state and federal courts throughout the country that relate generally to drug price reporting by drug manufacturers. The manufacturers’ price reporting is alleged to have caused governments and others to pay inflated reimbursements for covered drugs. Separately, a series of class actions and other cases have been filed against over two dozen drug manufacturers, including Sicor, regarding allegedly inflated Medicare reimbursements. These cases were consolidated under the federal multi-district litigation procedures and are currently pending in the United States District Court, for the District of Massachusetts (the “MDL”). Sicor is also a defendant in a federal false claims action, but has not been formally served with the complaint. This matter is under seal and includes many of the same defendants as the MDL.

Various state attorneys general, certain counties in New York and the City of New York have also filed actions relating to drug price reporting. In addition, purported class actions have been filed in Arizona and New Jersey. The foregoing cases involve reimbursements under Medicaid or other state programs. To date, the Teva parties (either collectively or individually) have been served in actions relating to programs in 18 states. The drug pricing cases are at various stages of litigation, and the Teva parties continue to defend them vigorously. An appropriate provision for certain of these matters has been included in these financial statements.

On October 30, 2006, IPI entered into an agreement with the office of the United States Attorney for the District of Massachusetts (the “U.S. Attorney”) to toll the statute of limitations while that office and the Civil Division of the Department of Justice pursue an investigation into whether Ivax Pharmaceuticals directly or indirectly offered or paid remuneration to customers, including but not limited to Omnicare, Inc., in order to induce such parties to recommend, prescribe or purchase Ivax Pharmaceuticals’ products, and promoted, marketed and sold its products in violation of law. Ivax Pharmaceuticals is cooperating in the investigation and recently extended the tolling period by agreement with the U.S. Attorney. Because detailed allegations have not been revealed by the U.S. Attorney, Teva has no basis on which to determine the extent of Ivax Pharmaceuticals’ liability in connection with the investigation, and furthermore it is not feasible at this time to predict the outcome of the investigation with any certainty. The outcome could include the commencement of civil or criminal proceedings, the imposition of substantial fines or penalties and injunctive or administrative remedies.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis contains forward-looking statements which express the beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which Teva may obtain U.S. market exclusivity for certain of its new generic products and regulatory changes that may prevent Teva from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Allegra® and Neurontin®, the effects of competition on our innovative products, especially Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, Teva’s ability to successfully identify, consummate and integrate acquisitions, potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to publicly update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” beginning on page 4 of our Annual Report on Form 20-F for the year ended December 31, 2006. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Results of Operations

Comparison of Three Months Ended March 31, 2007 to

Three Months Ended March 31, 2006

General

Teva’s net sales for the first quarter of 2007 reached $2.1 billion and grew by 24% over the comparable quarter of 2006. Net income for quarter reached $342 million, compared to a GAAP loss of $1,009 million in the comparable quarter of 2006.

Highlights of the first quarter included the following, the first two of which had an impact across most regions where Teva does business:

•	the inclusion of a full quarter’s results of Ivax in 2007, compared to two months in the comparable quarter of 2006;

•	the appreciation of various currencies (primarily European) against the U.S. dollar, which positively affected net sales but had little impact on net income;

•	increased U.S. generic sales, driven primarily by sales of oxycodone and bupropion HC1 ER, despite only a modest contribution from sales of the major products launched in 2006;

•	significantly increased sales in the U.S. of ProAirTM (albuterol HFA), Teva’s non-CFC respiratory inhaler product;

•	increased European generic sales, especially in the U.K. and France;

•	an increase in global in-market sales of Copaxone® of 22% over the comparable quarter of 2006, including 18% growth in the U.S. driven by both price increases and increased unit sales;

•	gross profit reached 49.9% of sales, operating income was 21.4% and net income was 16.4%.

The following tables set forth certain financial data presented as a percentage of net sales and the percentage change, for the periods indicated.

	Percentage of Net Sales Three Months Ended March 31		Period to Period Percentage Change
	2007	2006
Net sales	100.0%	100.0%	24.3%
Gross profit	49.9%	43.3%	43.2%
Research and development expenses	6.5%	6.2%	31.1%
Selling, general and administrative expenses	21.9%	18.9%	44.3%
Acquisition of research and development in process	—	74.6%
Restructuring expenses	—	0.2%
Operating income (loss)	21.4%	(56.5)%
Financial expenses—net	1.3%	0.9%
Income (loss) before income taxes	20.1%	(57.4)%
Net income (loss)	16.4%	(60.3)%

Sales – General

Consolidated sales for the three months ended March 31, 2007 reached $2,080 million, an increase of 24% over the comparable quarter of 2006. Growth in sales was across many of our products, businesses and regions, with sales benefiting additional 4% from the strengthening of various (mainly European) currencies against the U.S. dollar.

Sales By Geographical Areas

	U.S. Dollars In Millions First Quarter,		% Change	2007 % of Total
	2007	2006
North America	1,138	959	19%	55%
Western Europe*	566	429	32%	27%
International	376	285	32%	18%

Total	2,080	1,673	24%	100%

*	Includes Hungary.

Sales By Business Segments

	U.S. Dollars In Millions First Quarter,		% Change	2007 % of Total
	2007	2006
Pharmaceuticals	1,932	1,524	27%	93%
A.P.I. *	148	149	(1)%	7%

Total	2,080	1,673	24%	100%

*	Third party sales only.

Pharmaceutical Sales

Teva’s consolidated pharmaceutical sales during the three months ended March 31, 2007 were $1,932 million, or approximately 93% of total net sales, and represented an increase of 27% over the first quarter of 2006. The following table shows the geographic breakdown of these sales:

Pharmaceutical Sales

	U.S. Dollars In Millions First Quarter,		% Change	2007 % of Total
	2007	2006
North America	1,071	881	22%	55%
Western Europe*	521	381	37%	27%
International **	340	262	30%	18%

Total	1,932	1,524	27%	100%

*	Includes Hungary.
**	Includes primarily Latin America, Israel and certain Central and Eastern European countries.

North America

Pharmaceutical sales in North America for the three months ended March 31, 2007 reached $1,071 million, an increase of 22% over the comparable quarter of 2006. This increase was primarily attributable to sales of oxycodone and bupriopion HC1 ER, significantly higher sales of branded respiratory products, primarily ProAir HFATM, resulting from Teva’s leadership in the faster than anticipated conversion to non-CFC-based inhaler products and strong market share, and increased sales of Teva’s innovative products (Copaxone® and Azilect®). Also contributing were sales of 24 products that were not sold in the U.S. in the first quarter of 2006 and increased sales in Canada. The overall sales growth in the first quarter of 2007 was achieved despite the loss of exclusivity on sertraline in February 2007 and decreased contributions from two other key generic products launched in 2006, simvastatin and pravastatin.

During the first quarter of 2007, Teva sold generic versions of the following branded products in the U.S. that were not sold in the comparable quarter of 2006 (listed in order of launch dates): Desferal® (deferoxamine acetate), Zonegran® (zonisamide), Novantrone® (mitoxantrone), Pravachol® (pravastatin (10, 20 & 40mg)), Miralax® (polyethylene glycol), Proscar® (finasteride (5mg)), Zocor® (simvastatin), Mobic® (meloxicam), Effexor® (venlafaxine), Zoloft® (sertraline), Cipro® (ciprofloxacin), Depo-Medrol® (methylprednisolone acetate), Ditropan XL® (oxybutinin (15mg)), Zofran® SD Vial (ondansetron), Zofran® MD Vial (ondansetron), Zofran® Inj Bag (ondansetron), Wellbutrin XL® (bupropion HCl ER (300mg)), Biaxin® (clarithromycin ER), Ativan® (lorazepam), Mavik® (trandolapril), Zithromax® (azithromycin), Dostinex® (cabergoline), Uniretic® (moexipril HCl/HCTZ) and Univasc® (moexipril HCl).

The following is a listing of the abbreviated new drug application (ANDA) approvals Teva received from the U.S. FDA during the first quarter of 2007 and through April 23, 2007:

Generic Product Name	Approval Date	Innovator Product Brand Name
Zolpidem	4/07	Ambien®
Ifosfamide	4/07	Ifex®
Nateglinide*	4/07	Starlix®
Sildenafil*	4/07	Viagra®
Rosiglitazone/Metformin*	4/07	Avandamet®
Granisetron (w/preservative)*	4/07	Kytril®
Ceftriaxone	3/07	Rocephin®
Fenoldopam	3/07	Corlopam®
Moexipril HCTZ	3/07	Uniretic®
Cabergoline	3/07	Dostinex®
Irbesartan*	3/07	Avapro®
Alprazolam	2/07	Xanax XR®
Rabeprazole	2/07	Aciphex®
Dexmethylphenidate	1/07	Focalin ®
Pravastatin 80mg*	1/07	Pravachol®

*	Tentative approvals.

Teva expects that its revenue stream in North America will continue to be fueled by its strong U.S. generic pipeline, which, as of April 23, 2007, included 151 ANDAs. Total 2006 annual brand sales of the products in this generic pipeline, including the tentatively approved products, exceeded $90 billion. Teva believes it is the first to file on 42 of these ANDAs, whose aggregate 2006 brand sales in the U.S. exceeded $35 billion.

Two products that had an important impact on the first quarter reflect the resolution of legal issues, bupriopion HCl ER (Wellbutrin XL® ) and oxycodone (Oxycontin® ). In March Teva announced an agreement with Biovail Corporation regarding bupropion HCl tablets, 300 mg the generic version of the antidepressant Wellbutrin XL® Tablets, for the U.S. market. The agreement resolved litigation between Teva’s supplier of the 300 mg product, IMPAX Laboratories, Inc. and Biovail and releases both Teva and IMPAX for past sales of that product, launched by Teva on December 15, 2006 in collaboration with IMPAX and Anchen Pharmaceuticals, Inc. Teva will continue to market generic Wellbutrin® on an exclusive basis for six months from launch and non-exclusively thereafter. In addition, Teva received a license to sell bupropion HCl ER tablets, 150 mg, in 2008 and possibly earlier under certain circumstances, which is also exclusive for six months from launch and non-exclusive thereafter.

Europe

Teva’s pharmaceutical sales in seventeen countries in Western Europe, including Hungary, were $521 million in the quarter ended March 31, 2007, an increase of approximately 37% over the first quarter of 2006. The increase was attributable to higher sales of generic drugs, primarily in the U.K. and France, of respiratory products in the U.K. and of Copaxone® throughout Western Europe, as well as the contributions of Azilect®, which was gradually introduced in certain European countries beginning in mid-2005 and had minimal sales in the first quarter of 2006. Currency fluctuations had a 13% positive impact on total European sales when reported in dollars. These positive factors were offset by pressures in Hungary resulting from a new pricing and reimbursement scheme introduced in March 2007, the effects of which will continue to be felt in the short term, and by decreased sales in Italy due to the loss of sales of certain key products, including as a result of price erosion. In February 2007, AOK, Germany’s largest health insurer, selected Teva in a tender process to be a “discount partner” and the preferred supplier of six molecules. Teva’s status as a discount partner may have a significant positive impact on its sales in Germany in subsequent quarters, as a result of a change in German law that (i) requires doctors to follow the guidance of the AOK discount partner and (ii) prohibits pharmacists from substituting drugs from other suppliers that have not been designated as discount partners.

International

Teva’s International cluster includes all other countries outside the U.S., Canada, and Western Europe, including Israel. Pharmaceutical sales in these regions were $340 million in the first quarter of 2007, an increase of approximately 30% over the first quarter of 2006, reflecting primarily a strong performance in Latin America, which also benefited from positive currency effects relative to the U.S. dollar. In addition, sales in Israel increased 15% over the first quarter of 2006 in U.S. dollar terms, with a positive currency effect increasing sales by 10%. Teva generated approximately 42% of its international pharmaceutical sales in Latin America (including Mexico), 28% in Israel, 23% in Central and Eastern Europe (CEE) and 7% in other countries.

Innovative and Specialty Products

Copaxone. During the first quarter of 2007, global in-market sales of Copaxone®, Teva’s leading innovative drug, totaled $401 million, an increase of 22% over the comparable quarter of 2006. This growth was driven by increased sales in both the United States and Europe, as well as substantial increases in sales in markets outside those regions. The growth in U.S. sales was mainly the result of price increases but also a 5% increase in unit sales. In Europe, most of the increase was in unit growth (primarily Germany, France and the U.K.) as there were almost no price changes, but some of the growth reflects positive currency effects. The United States accounted for 65% of global Copaxone® sales in the first quarter of 2007, compared with 67% in the comparable quarter of 2006. U.S. in-market sales increased 18% to $260 million, and non-U.S. in-market sales increased 31% to $141 million. Copaxone® continues to be a leading MS therapy in the U.S., with market shares in terms of new and total prescriptions of 31.8% and 30.1%, respectively, according to March IMS data. Copaxone® is sold through Sanofi-Aventis and its subsidiaries in most markets, and Teva records as revenues approximately half of the in-market sales of Copaxone sold by these entities.

To date, Copaxone® has been approved for marketing in 47 countries worldwide, including the United States, Canada, Israel, 22 European Union countries, Switzerland, Australia, Russia, Mexico, Brazil and Argentina.

Azilect. Total worldwide in-market sales of Azilect® (rasagiline tablets), Teva’s once-daily oral treatment for Parkinson’s disease and its second innovative drug, continued its successful market entry, gaining increasing acceptance as a beneficial option in the treatment of Parkinson’s disease patients in the U.S. and Europe. Global in-market sales in the quarter reached $25 million compared to $3 million in the first quarter of 2006 and $19 million in the fourth quarter of 2006. Azilect® is now available in 26 countries, including Turkey and Italy, where it was launched this quarter.

Respiratory. Teva’s global respiratory business recorded $193 million in sales in the first quarter of 2007, more than doubling revenues for the comparable quarter in 2006. The increase was fueled mainly by a substantial increase in sales of ProAir™ (albuterol HFA) in the U.S. caused by Teva’s leadership in the faster than anticipated conversion to non-CFC-based inhaler products and from strong market share and an increase in respiratory product sales in the UK.

Sales of Active Pharmaceutical Ingredients (API)

API sales to third parties were $148 million in the first quarter of 2007, the same as in the first quarter of 2006. Total API sales, including internal sales to Teva’s pharmaceutical businesses, were $336 million, a decrease of 9% compared to the first quarter of 2006. Internal sales were higher by 16% in the first quarter of 2006, primarily as a result of the build up in 2006 of API for the large vertically integrated product launches in 2006.

Gross Profit

Gross profit margin reached 49.9% in the first quarter of 2007, compared to 43.3% for the first quarter of 2006, which included, under cost of goods sold, $64 million of an inventory step-up related to the Ivax acquisition. The gross profit margin varies from quarter to quarter due to changes in the product and geographic mix, including varying sales volumes under certain cooperation agreements. The principal factors that contributed to the higher gross profit margin in the first quarter of 2007 were increased sales of relatively higher-margin respiratory products, increased international sales and improved margins in Europe. We believe that the gross margins of our operations in the near term will continue to fall within the range of 47% to 50% indicated last year as Teva’s normal gross margin range.

Research and Development (R&D) Expenses

Net R&D spending for the quarter grew by 31% over the comparable quarter of 2006 and reached $135 million, more than half of which went to generic R&D. This amount of spending on R&D, which represents a 6.5% of net sales, is an indication of the importance of R&D activities to Teva’s future growth.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses, which represented 21.9% of net sales, amounted to $456 million in the first quarter of 2007, as compared to 18.9% of net sales and $316 million in the first quarter of 2006. The increase reflects a larger proportion of branded sales – both innovative and generic products – with their higher marketing expenses, as well as profit-sharing payments with U.S. and other partners as part of settlement agreements, which were substantially higher this quarter as compared to the first quarter of 2006.

Financial Expenses

Net financial expenses for the first quarter of 2007 of $28 million were approximately double the amount in the comparable quarter of 2006, which included only two months of expenses relating to the financing of the Ivax acquisition, but were in line with the quarterly average financial expenses in 2006. The increase in 2007 was also a result of hedging and currency translation difference activities during the quarter. Generally, the effect of such activities is offset by the impact of currency fluctuations on other income statement line items.

Tax Rate

The first quarter 2007 provision for taxes of $75 million, or 18% of pre-tax income, represents our estimate of the annual tax rate for fiscal year 2007. The provision for taxes in the comparable quarter of 2006 was $48 million, but no percentage is available for comparison because of the GAAP loss recorded in the quarter. The 18% estimated tax rate for 2007 is significantly lower than the 22% tax rate for the full year 2006 due to non-tax deductible charges in connection with the Ivax acquisition.

Net Income

Net income for the quarter ended March 31, 2007 totaled $342 million compared to a net loss of $1,009 million in the first quarter of 2006. Net income of first quarter of 2006 included after-tax expenses of $1,295 million related to the Ivax acquisition. Diluted earnings per share, reached $0.42 for the first quarter, compared with a loss per share of $1.40 for the first quarter of 2006. Earnings per share for the first quarter of 2006 included an after-tax loss per share of $1.77 related to the Ivax acquisition. Net income as a percentage of sales was 16.4% in the first quarter of 2007.

For the first quarter of 2007, the share count for the diluted earnings per share calculation was 827 million. Due to the loss incurred during the three months ended March 31, 2006, in computing diluted loss per share for that period, no account was taken of the potential dilution of 66 million shares that could occur upon conversion of the convertible senior debentures and senior subordinated notes and the exercise of options and RSUs granted under employee stock compensation plans, since it would have had an antidilutive effect on the loss per share. For purposes of calculating Teva’s market capitalization at March 31, 2007, Teva uses approximately 764 million shares. Such number represents ordinary shares outstanding on such date, less shares held by subsidiaries, plus shares issuable in connection with the acquisition of Novopharm Ltd.

Supplemental As Adjusted Income Data

The table below presents supplemental data, in U.S. dollar terms, as a percentage of sales and the increase/decrease by item as a percentage of the amount for the comparable period, after taking into account the following items, the exclusion of which management believes facilitates the reader’s understanding of the trends in the Company’s underlying business:

In the first quarter of 2006:

•	$1,248 million related to a write-off of in-process R&D, in connection with the acquisition of Ivax;

•	$20 million tax benefit on certain of the below items;

•	$64 million in a step-up of Ivax’s inventory at its acquisition date;

•	$3 million of restructuring expenses in connection with the Ivax acquisition but relating to Teva’s operations.

The data so presented — after these exclusions — are the results used by management and Teva’s board of directors to evaluate the operational performance of the Company, to compare against the Company’s work plans and budgets, and ultimately to evaluate the performance of management. For example, the Company annually prepares detailed “work plans” for the next three succeeding fiscal years. These are the work plans used to manage the business and are the plans against which management’s performance is measured. All of such plans are prepared on a basis comparable to the presentation below, in that none of the plans takes into account those elements that are factored out in the “as adjusted” presentations. In addition, at quarterly meetings of the Board at which management provides financial updates to the Board on the Company’s performance, presentations are made comparing the current fiscal quarterly results against: (a) the comparable quarter of the prior year, (b) the immediately preceding fiscal quarter and (c) the work plan. Such presentations are based upon the “as adjusted” approach reflected in the table below. Moreover, while there are certainly always qualitative factors and elements of judgment involved in the granting of annual cash bonuses, the principal quantitative element in the determination of such bonuses are performance targets tied to the work plan, and thus tied to the same “as adjusted” presentation as is set forth below.

In arriving at its “as adjusted” presentation, Teva has in the past factored out items, and would expect in the future to continue to factor out items, that either have a non-recurrent impact on the income statement or which, in the judgment of Teva’s management, are items that, either as a result of their nature or size, Teva would not expect to occur as part of its normal business on a regular basis, and that, were they not singled out, could potentially cause investors to extrapolate future performance from an improper base. While not all inclusive, examples of these items include: purchase accounting adjustments related to acquisitions, including adjustments for write-offs of in-process R&D, and inventory “step-ups” following acquisitions; restructuring charges related to efforts to rationalize and integrate Teva’s operations on a global basis; material and tax awards or settlements — both in terms of amounts paid or amounts received; impairment charges related to intangible assets such as intellectual property, product rights or goodwill; and the income tax effects of the foregoing types of items when they occur.

As adjusted data are non-GAAP financial measures and should not be considered replacements for GAAP results. Teva provides such non-GAAP data on an adjusted basis because management believes that such data provide useful information to investors. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management assesses the performance of the Company. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of the Company’s results of operations without including all events during a period, such as the effects of acquisition, merger-related, restructuring and other charges, and may not provide a comparable view of the Company’s performance to other companies in the pharmaceutical industry.

Investors should consider non-GAAP financial measures in addition to, and not as replacements for, or superior to, measures of financial performance prepared in accordance with GAAP.

Supplemental as adjusted income data

	Three Months Ended March 31		Percentage of Net Sales Three Months Ended March 31		Percentage Change Comparison
	2007	2006	2007	2006	2007-2006
	U.S. dollars and shares in millions (except per share amounts)%			%	%
Net sales	2,080	1,673	100.0	100.0	24.3
Gross profit	1,037	788	49.9	47.1	31.6
Income before income taxes	418	355	20.1	21.2	17.8
Provision for income taxes	75	68	3.6	4.1	10.3
Effective tax rate	18%	19%
Net income	342	286	16.4	17.1	19.6
Diluted earnings per share	0.42	0.37
Weighted average number of shares	827	788

Reconciliation between Reported Income (Loss) and Earnings (Loss) per Share to Adjusted Income and Earnings per Share

	U.S. Dollars in Millions (except per Share amounts)
	Three Months Ended March 31
	2007	2006
Reported net income (loss)	342	(1,009)
Purchase accounting adjustment:
Acquisition of in process R&D (included in “Income before income taxes”)	—	1,248
Inventory step-up (included in “Gross profit”)	—	64
Restructuring expenses (included in “Income before income taxes”)	—	3
Tax applicable to above items (included in “Provision for income taxes”)	—	(20)

Adjusted net income	342	286

Diluted earning (loss) per share:
Reported ($)	0.42	(1.40)
Adjusted ($)	0.42	0.37

Critical Accounting Policies

The preparation of Teva’s consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. To facilitate the understanding of Teva’s business activities, certain Teva accounting policies that are more important to the portrayal of its financial condition and results of operations and that require management’s subjective judgments are described in Teva’s Annual Report on Form 20-F for the year ended December 31, 2006. Teva bases its judgments on its experience and various assumptions that it believes to be reasonable under the circumstances. The more important estimates that Teva makes on an ongoing basis include those related to revenue recognition, sales reserves and allowances, income taxes, contingencies, inventories and valuation of intangible assets, marketable securities and long-lived assets. Please refer to Note 1 to Teva’s consolidated financial statements included in Teva’s Annual Report on Form 20-F for the year ended December 31, 2006 for a summary of all of Teva’s significant accounting policies.

Recently Adopted Accounting Standard

Effective January 1, 2007, the Company adopted FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FAS 109”, which was issued in July 2006. FIN 48 clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company’s accounting policy, pursuant to the adoption of FIN 48, is to classify interest and penalties recognized in the financial statements relating to uncertain tax positions, under the provision for income taxes.

The adoption resulted in a reclassification of certain tax liabilities from current to non-current with no material cumulative impact on retained earnings. The total amount of unrecognized tax benefits as at the date of adoption of FIN 48 amounted to $278 million, of which $220 million would affect the effective tax rate if recognized. No significant increase or decrease in the unrecognized tax benefit is anticipated through December 31, 2007. As of the date of adoption, the tax years that remain subject to examination by tax authorities in major jurisdictions where Teva operates, are mainly between years 2003 and 2006.

Recently issued accounting pronouncements

In September 2006, the FASB issued FAS 157, “Fair Value Measurements”. This Standard establishes a framework for measuring fair value and expands related disclosure requirements; however it does not require any new fair value measurement. As applicable to Teva, this statement will be effective as of the year beginning January 1, 2008. Teva is currently evaluating the impact that the adoption of FAS 157 would have on its consolidated financial statements.

In February 2007, the FASB issued FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This Standard permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. As applicable to Teva, this statement will be effective as of the year beginning January 1, 2008. Teva is currently evaluating the impact that the adoption of FAS 159 would have on its consolidated financial statements.

Impact of Currency Fluctuations and Inflation

Because Teva’s results are reported in U.S. dollars, changes in the rate of exchange between the U.S. dollar and local currencies – mainly the Euro, New Israeli shekel (NIS), Canadian dollar, Pound Sterling and Hungarian Forint – affect Teva’s results. During the first quarter of 2007, the Euro was 9% higher against the U.S. dollar relative to the comparable quarter last year (average compared with average). The Hungarian Forint increased in value by approximately 9%, the pound sterling by approximately 12% and the NIS by approximately 10% between the first quarter of 2006 and the first quarter of 2007. In addition, the Canadian dollar decreased 2% versus the U.S. dollar. In Israel, the dollar value of local sales increased as a result of the revaluation of the NIS by 10%.

Exchange rate movements increased Teva’s sales by approximately $64 million during the first quarter of 2007 as compared to the comparative quarter of 2006, with no material effect on net income.

Liquidity and Capital Resources

Total assets increased by $556 million from December 31, 2006, reaching $21 billion, largely due to increased short-term investments, about half of which is a reclassification of long to short-term investment, additional investment in property, plant and equipment, and higher inventory levels. Working capital was $3,380 million, a decrease of $189 million from December 31, 2006,.reflecting a modest increase in current assets which was offset by a decrease in current liabilities due to the reclassification of debt from long term to short term.

Inventories increased during the quarter by $205 million, primarily reflecting an increase in inventories in the U.S. market in anticipation of product launches and to enhance customer service. The ratio of days sales in inventory increased to 173 compared to 145 in December 2006. Trade receivables decreased by $150 million, mainly due to collections relating to previous quarters sales. Days sales outstanding (receivables) decreased to 54 in March 2007 from 58 days in December 2006.

Days sales outstanding is calculated on a net basis after netting out “sales reserves and allowances” (“SR&A”) presented in Teva’s consolidated balance sheet in “Accounts payable and accruals” from Accounts Receivable. Although Teva records receivables on a gross basis, and records substantially all of the SR&A as a liability under accounts payable and accruals, in order to facilitate a more meaningful comparison with some of its peers, which record receivables net of these reserves, Teva has used the net figure for the calculation.

SR&A increased during the first quarter of 2007 from $1,556 million at year end to $1,654 million at March 31, 2007 mainly due to an increase in charge-backs and other provisions. Investment in property, plant and equipment in the first quarter of 2007 was $156 million, including purchase of properties in the U.S. in the sum of $26 million, compared to $72 million in the comparable quarter last year and $390 million for all of 2006. Depreciation and amortization amounted to $137 million in the first quarter of 2007, as compared to $87 million in the comparable quarter of 2006, primarily reflecting depreciation and amortization relating to assets and product rights acquired as part of the acquisition of Ivax.

Shareholders’ equity reached $11.4 billion at March 31, 2007, an increase of $246 million from December 31, 2006, reflecting mainly net income and positive translation differences, net of the amounts spent on share repurchases and the dividend paid in the quarter.

Teva’s principal sources of short-term liquidity are its existing cash investments in liquid securities, as well as internally generated funds, which Teva believes are sufficient to meet its operating needs and anticipated capital expenditures over the near term. Teva’s existing cash is generally invested in liquid securities that bear fixed and floating interest rates. Teva continues to review additional opportunities to acquire companies in the pharmaceutical and API industry and to acquire complementary technologies or product rights. To the extent that any such acquisitions involve cash payments, rather than the issuance of shares, they may require Teva to draw upon its existing credit lines or to raise additional funds in the debt or equity markets.

Purchases of equity securities by the issuer and affiliated purchasers

As further described below, during the three months ended March 31, 2007, Teva spent $152 million to repurchase 4.3 million of its shares. This purchase had the result of decreasing total diluted shares, on a weighted average basis, for the three months ended March 31, 2007 by 2.7 million shares.

Set forth below is a summary of the shares repurchased by Teva during the three months ended March 31, 2007 and the approximate dollar value of securities that may yet be purchased under its repurchase plan:

Teva Shares/ADRs

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program (1) (in millions)
January 1, 2007 —
January 31, 2007	2,409,632	$33.61	2,409,632	$282

February 1, 2007 —
February 28, 2007	1,589,194	$36.11	1,589,194	$225

March 1, 2007 —
March 31, 2007	388,372	$35.96	388,372	$211

Total	4,387,198	$34.73	4,387,198

(1)	Amount available for repurchase under Teva’s repurchase plan pursuant to the authorization by Teva’s board of directors in November 2006 to repurchase, including through one or more subsidiaries, Teva shares/ADRs and convertible debentures of its finance subsidiaries in an amount of up to $600 million.

Material Changes in Contractual Obligations

During the quarter ended March 31, 2007, there were no material changes, other than the bupropion HC1 ER settlement agreement, outside the ordinary course of Teva’s business in the specified contractual obligations included in the table of contractual obligations in Teva’s Annual Report on Form 20-F for the year ended December 31, 2006.

Risk Factors

There have been no material changes from the risk factors previously disclosed in Teva’s Annual Report on Form 20-F for the year ended December 31, 2006.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to the “Quantitative and Qualitative Disclosures About Market Risk” section (Item 11) in Teva’s Annual Report on Form 20-F for the year ended December 31, 2006.

LEGAL PROCEEDINGS

Teva is subject to various litigation and other legal proceedings. For a discussion of these matters, see “Commitments and Contingencies” included in Note 10 to Teva’s consolidated financial statements included in this report.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:	/s/ Dan Suesskind
Name:	Dan Suesskind
Title:	Chief Financial Officer

Date: May 10, 2007